News Release TSX-V: PDO 09-02 March 17, 2009

PORTAL APPOINTS NEW DIRECTOR

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce the appointment of Mr. Joe Tai to the Board of Directors of the Company.

Mr. Joe Tai, 43, is the Managing Partner of Goldpac Investments Ltd., with a head office in Vancouver, British Columbia and associate offices in Toronto, Ontario and Hong Kong, China. His main business is to invest and co-invest with other firms in private and public companies in North America and Asia. Through these investments, Mr. Tai provides assistance with restructuring, securing financing and searching for strategic partnerships and acquisition opportunities. In 1998, Mr. Tai founded NAI Interactive Ltd. (“NAI”), which was subsequently acquired by Chinese WorldNet.com Inc. (“CWN”), a U.S. publicly-held company that was also founded by him. NAI has become one of the largest Chinese investor relations and public relations firms in North America. Mr. Tai is currently a director, the President and Chief Executive Officer of CWN as well as director of various publicly traded companies listed on the TSX.

“I have known Joe over ten years and I believe that he will be a valuable contributor to the success of Portal Resources,” stated David Hottman, Chairman.

Portal also announces that Mr. Alex Boronowski, Vice President of Exploration, is no longer with the Company. The Company wishes to thank Mr. Boronowski for his dedication and work with Portal.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929   Facsimile:  604-629-1930    info@portalresources.net

Or visit our website at www.portalresources.net